NORTHEAST
INVESTORS TRUST
A No-Load Mutual Fund

**Paying Dividends for Over 70 Years**

# Quarterly Commentary

*Q2 2023*

## Market Recap

The second quarter of 2023 began in the wake of the U.S. regional bank crisis. Interest rates on Treasury products had fallen sharply in March in response to that pressure on the banking sector, reflecting concerns about worst-case scenarios emanating from the panic. As the spring unspooled, risk products were the first to broadly normalize, and then, later in the quarter, Treasury yields moved off the lows associated with the heightened financial stability risks. More recently, Treasury yields have resumed their upward trend as market participants further retreated from their 2023 recession forecasts. The high yield market remained relatively stable through the totality of this period: when risks were high, the high yield market did not follow Treasury yields lower and thereby allowed credit spreads to widen; and, when risks were less threatening, the high yield market also remained stable with credit spreads narrowing against rising Treasury yields and reflecting the diminished economic risk.


Chang in Effective Yield
March 31, 2023 - June 30, 2023
10 Yr Treasury
Investment Grade
High Yield
BBB
BB
B
CCC or lower
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
-0.60%
-0.80%
-1.00%
-1.20%
-1.40%
Source: FRED Economic Data, Fed Reserve Bank of St. Louis

This ebb and flow of risk produced mixed results for fixed income assets on a total return basis. Riskier assets like Emerging Markets +1.7% and High Yield +1.2% were able to post gains, while Municipals -0.1%, Investment Grade -0.4% and Treasuries -1.9% all fell.

### Yields/Spreads:

Despite the volatility mentioned above, yields generally continued on an upward trend during Q2. The effective yield on the ICE BofA US High Yield Index ("the Index") ultimately remained unchanged, ending at 8.35%, up only 0.04%. Taking a closer look at the high yield space, we see that the upward movement of higher rated securities was offset by a decline of -1.24% in the CCC-or-lower rated securities (see chart).

The High Yield Index option-adjusted spread (OAS) tightened by 0.53% to 4.05% at quarter end, leaving it below its 10-year average of 4.45%.

The yield curve has been inverted since July of 2022 (248 days as of quarter end) making it the longest inversion since the early 80's. Furthermore, the difference between the 10-year and 2-year yield expanded to -1.1% at quarter end, making it one of the deepest inversions on record.

### Issuance & Defaults:

After considerable cooling in March due to stress in the banking system, the Securities Industry and Financial Markets Association (SIFMA) reported $56B of High Yield issuance in Q2, up roughly 40% from Q1.

Many companies took advantage of low rates to refinance their debt back in 2020 & 2021, with both years seeing more than $400B in issuance. So far in 2023, $96B has hit the primary market with roughly 60% attributed to refinance activity.

Ratings agency have raised their default expectations due to tighter lending conditions and higher interest expenses. Moody's expects the default rate to hit 4.6% by year end, while Fitch forecasts a range of 4.5-5%.

Per Moodys, North America recorded 42 defaults in 2023 (through May), versus just 16 over the same period last year. Retail, Healthcare/ Pharmaceutical and Telecom, continue to rank among the most active in the default/ distressed space.

## Fund Performance

Northeast Investors Trust returned +1.2% during Q2, which trailed the Index at 1.6%. The Index was led by strong performance by securities on the lower end of the credit rating spectrum. As of June 30th, the Trust held roughly 87% of its portfolio in income-generating corporate bonds and preferred securities with the remaining 13% in equities (12%) and cash and equivalents (1%).

The Trust continues to monitor its interest rate risk by focusing on high credit quality and low duration securities, The effective duration for the Trust was 3.5 at the end of Q2, vs. 3.6 of the Index. The Trust's weighted-average effective yield-to-maturity at quarter end was 8.99% vs. 8.30% for the Index.

**Contributors to the Trust's performance:**

- G-III Apparel Group 7.875% 8/15/25- a global designer, manufacturer and marketer of apparel
- Viskase Common Stock - a global provider of food packaging solutions and services.

**Detractors to the Trust's performance:**

- American Gilsonite Common Stock - producer of a naturally occurring additive used by the Oil/Gas industries
- Altice France SA 8.125% 2/1/27 - a wireless telecommunications provider in France

**Additions** - The Trust added the following securities:

- Spirit Aerosystems 9.375% 11/30/29
- B&G Foods 5.25% 4/1/25
- Westmoreland 8% Senior TL (Corporate Action)
- Westmet Common Stock (Corporate Action)

**Subtractions** - The following securities were removed from the portfolio:

- Range Resources 4.875% 5/15/25 (Sale)
- Westmoreland 12.5% 2L TL (Corporate Action)

**S&P Ratings Changes:**

- Buckeye Partners 4.35% 10/15/24 - Downgrade (4/26/23) from BB to BB-
- Altice France SA 8.125% 2/1/27 - Downgrade (4/26/23) from B to B-

# Outlook

As of this writing, the markets have increasingly priced in a so-called "Soft Landing", as opposed to the recession scenario. Yields further out on the U.S. Treasury curve have repriced notably higher in recent weeks, pushing out or even removing interest rate cuts that had been formerly – and, in our view, overly aggressively -- priced into the 2023-2025 horizon.

Our basic view remains relatively unchanged. We think that the restraining impact of rising interest rates on the U.S. economy will remain muted and below expectations – a viewpoint that has served us well in the last 18 months. Moreover, we also believe that 2024 will see a rebound in demand for goods (as opposed to services). We have focused our research intently upon this issue, and we believe that markets have overlooked this possible outcome. While we certainly do not think that the manufacturing sector will see anything akin to the severe and widespread bottlenecks and shortages that characterized 2021, we think there is a reasonably probability in 2023 that markets will come to predict goods demand will again reverse itself and strengthen into 2024. Indeed, we view the current weakness in manufacturing as temporary and driven by producers and end-customers alike working down excess inventories accumulated during the Covid era. Once that has occurred, we think manufacturing will find its footing again.

The implication of this would be that demand for basic commodities will firm from today's anemic level(s), with some pricing power contributing to arresting if not slightly reversing the decline in inflation that characterizes current economic conditions and is fundamental to the Soft Landing Scenario. We do not go so far as to think inflation will regain its highest levels, but we do think these developments would push out and further reduce the anticipated rate cuts still embedded in today's bond pricing. Further to that, the high yield market has not repriced as fully as have the intermediate and longer-run ends of the Treasury market, and thus "spreads" (the yield premium that high yield bonds receive over Treasuries) have narrowed, particularly for CCC issuers at the lower end of the credit quality spectrum. While this pricing action is partly consistent with abating fears of a recession, we would still see more value at the shorter end of the curve. Indeed, we believe the inverted yield curve (short-term interest rates greater than long-term interest rates) is more indicative of an opportunity rather than of recession risk, and we continue to believe that there are attractive opportunities in the high yield market in bonds maturing in that horizon.



*Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.*

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); Bmonrad@northeastinvestors.com

**Watch and Read Bruce's Recent Takes on...**

[SVB: A Silver Lining, March 2023]

[The Fed: Finding Neutral, March 2023]

[Why Credit is Once Again Attractive, March 2023]

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

***Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 6/30/23:***

AVERAGE ANNUAL RETURNS (AS OF JUNE 30, 2023)

| | 3 Months | YTD | 1 YR | 3-YR | 5-YR | 10-YR | Since Inception* |
|---|---|---|---|---|---|---|---|
| Northeast Investors Trust | 1.16% | 4.73% | 5.60% | 3.59% | -0.08% | 0.06% | 6.78% |
| ICE BofA US High Yield Index | 1.63% | 5.42% | 8.87% | 3.21% | 3.19% | 4.34% | N/A |

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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